Exhibit 99.1

PRESS RELEASE

SUMITOMO CORPORATION AND SMX ENTER COMMERCIAL AGREEMENT

Ethical Sourcing, Sustainability and Recycling for Non-Ferrous Metals

•

Sumitomo Corporation has been appointed by SMX as its exclusive, worldwide distributor to market and sell its products for application in the Non-Ferrous Metals Market (all raw materials supply chain market segments of the Non-Ferrous Metals) as well as SMX’s exclusive, worldwide reseller and sub-licensor of SMX’s products and services with respect to customers in the Non-Ferrous Metals Market.

•	Parties targeting US$35 million in sales under the agreement.

•

SMX technology provides users with special security features to enable the invisible labelling of Non-Ferrous Metals for geographical origination and authentication of a product with the potential to be linked to blockchain technology, thus ensuring ethical sourcing and recycle and reuse.

•	Sumitomo Corporation to contribute to scale SMX’s marker technology with stakeholders and organisations within the Non-Ferrous Metals Market.

New York, New York, March 8, 2023 – SMX (Security Matters) Public Limited Company (Nasdaq: SMX; SMXWW), a company focused on digitising physical objects on the blockchain to enable a circular and closed loop economy, today announced that it has entered into an exclusive Commercial Agreement with Sumitomo Corporation, one of the world’s leading general trading companies (Sogo shosha), for the exclusive, worldwide distribution to market and sell products for application in the Non-Ferrous Metals Market (all raw materials supply chain market segments of the Non-Ferrous Metals) as well as SMX’s exclusive, worldwide reseller and sub licensor of the SMX’s productsi and servicesii with respect to Customersiii in the Non-Ferrous Metals Market. SMX in turn has agreed to not directly or indirectly, market or sell products or provide SMX products or service to customers or for application in the Non-Ferrous Metals Market during the term of this Commercial Agreement other than through Sumitomo, unless otherwise agreed.

SMX’s special security features include the ability of invisibly marking substances (including Non-Ferrous Metals) with information on its exact geographical origin. With the aid of SMX special reading devices and specially developed software, the information on the Non-Ferrous Metals can be read out and its origin can be precisely assigned at any time. As part of the industrialization of this technology, it would also be conceivable for the marker technology to be linked to blockchain technology, which is believed to be forgery-proof. Thus, SMX’s special marker technology, is intended to contribute to even greater transparency and traceability along the entire Non-Ferrous Metals Market while enabling companies to:

•	Accurately identify that the Non-Ferrous Metal(s) have been ethically sourced;

•	Digitally certify the grade/quality of the Non-Ferrous Metal(s);

•	Accurately identify the amount of Non-Ferrous Metal(s) contained in the finished good; and

•	Enable the reuse/recycle of the finished good at the end of life.

This business partnership is driven by SMX’s goal of creating a circular economy, where sustainability and environmental impacts are a key focus.

The companies are in discussion to further expand their relationship and will provide relevant updates to stakeholders as, if and when required.

Sumitomo Corporation, commented:

“Sumitomo Corporation is thrilled to pursue the collaboration globally in the Non-Ferrous Metals market with SMX by utilizing its unique technology. SMX’s innovative technology provides unique ID directly to the objects without affecting physical properties, supplies optimal solutions to match information and the objects, and enables traceability from raw materials to product supply chain and its product life.

Together with SMX’s leadership in its technology and with our global network, we intend to contribute to social and ethical issues in the Non-Ferrous Metals market, with the expectation of creating new value to the industry.”

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

SMX, commented:

“We are honored to be working collaboratively with Sumitomo, to help achieve a more sustainable and ethical world for Non-Ferrous Metals. SMX believes that this Agreement brings the beginning of the successful transition to a truly circular economy for Non-Ferrous Metals – where every material is fully utilized, reducing the use of virgin materials.

Together, we expect to authenticate sustainability requirements and further improve transparency in the Non-Ferrous Metals Market, with the aim of creating a new industry standard that ensures more Non-Ferrous Metals can be recycled.”

About SMX

SMX – Giving materials a memory of their origination and history,

so, it can be recycled, reused, and authenticated multiple times.

SMX is a forward looking, B2B white label technology company which empowers companies across a variety of different industries, including timber, rubber, palm oil, cocoa, steel, gold, luxury goods, leather, plastics, and non-ferrous metals, to transition successfully to a sustainable circular economy, thus reducing their carbon footprint and waste.

SMX offers a robust, innovative, and scalable technology solution that enables supply chain authentication, traceability, and transparency, transforming businesses for participation in the circular economy. Its technology gives materials in all states of matter, solid, liquid, and gas, the ability to maintain a virtual memory of their origination, processing and supply chain journey, including the ability to authenticate provenance, as well as to track recycling loop counts and the percentage of authenticated and/or recycled materials contained. The data is recorded digitally on blockchain, and a linking molecular chemical marker is embedded in the product itself and can be read with a proprietary reader. The SMX technology has been in active operational use on a national scale by the Israeli Government for more than ten years, is environmentally sustainable and has a proven track record.

The SMX solution is an efficient, cost effective, drop-in solution within an existing supply chain, enabling substantial benefits for manufacturers, consumers, and others in the value chain – and the planet, including providing the necessary data for product recycling and re-use. In addition, the SMX technology addresses the issue of the increase in waste globally by enabling the increase in demand for verified, usable recycled materials by creating a commoditized, tradable certified asset which is the recycled material, which can be traded and sold to other players in the value chain and ecosystem.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the successful launch and implementation of SMX’s agreement with Sumitomo; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Follow us through our social channel        @secmattersltd

[i]

SMX’s Internet based Software as a Service (SaaS) solution representing a customized blockchain solution to support SMX’s proprietary technology which authenticates, tracks and traces materials and products, comprising Readers and Markers and a unique algorithm embedded within the Reader and recording system to create a “digital twin” of the subject material or product which is uploaded to and stored in such customized blockchain solution, along with any third party products or features that are incorporated into or used by SMX Products, and any other additional products that become part of the SMX Products including any modifications, enhancements or updates of the SMX Products, all of which are software products

ii	Any service hosted by or on behalf of and managed by SMX and accessible using commercially available browsers over the Internet, through which End Users can use SMX Products.
iii

A Customer has been defined as any purchaser or potential purchaser within the Non-Ferrous Metals Market of Products or any End User or potential End User (including third party) within the Non-Ferrous Metals Market of the Products and SMX Service.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3